Genesis Bioventures Inc.
                           1A-3033 King George Highway
                               Surrey, BC, Canada
                                     V4P 1B8
                                Tel: 604-542-0820
                                Fax: 604-542-0821

                                                               February 11, 2005

Submitted  Via  Edgar as CORRESP 02/11/2005
Securities  and  Exchange  Commission
450  5th  Street  NW
Washington,  D.C.  20549

Re:  Genesis  Bioventures  Inc.
     Your  File  No.  333-115889
     Our  File  No.  98169.015
     Request  for  Withdrawal  of  Registration  Statement
     Rule  477

Ladies  &  Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act") Genesis Bioventures Inc. ("GBI" or the "Company") hereby respectfully requests withdrawal of the GBI Registration Statement on Form S-3 (File No. 333-115889) initially filed on May 26, 2004, and all amendments and exhibits thereto (the "Registration Statement") and that an order of the Commission granting such withdrawal be issued for the Company's file relating to the Registration Statement. The Registration Statement has not yet been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement.

     The Company is requesting withdrawal of the Registration Statement based on a decision by the Company to no longer pursue an S-3 registered secondary offering of its securities. Subsequent to the filing of this Registration Statement, the Company incurred inordinate delays in the processing thereof to effectivity, as a consequence of changes in the Company's business plan, including a proposed merger with Corgenix Medical Corporation, and then the termination of that merger. To amend the S-3 now would require audited financials for the year ended December 31, 2004, and such financials are not available, and will not be available for at least another month.

                                            Very  truly  yours,

                                            Genesis  Bioventures,  Inc.

                                            /s/   Greg  McCartney
                                            ---------------------------------
                                            Greg  McCartney
                                            Chairman and Chief Executive Officer
                                            on behalf of the Board of Directors


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